                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      BBJ ENVIRONMENTAL TECHNOLOGIES, INC.
                       (FORMERLY OMEGA DEVELOPMENT, INC.)
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    682071105
                                 (CUSIP Number)

                                OLIVIER D'AURIOL
                                 C - F RAMUZ 111
                             1009 PULLY, SWITZERLAND
                          TEL. NO.: 011-41-21-711-0170
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                                NANCY FUCHS, ESQ.
                                KAYE, SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                NOVEMBER 9, 2000
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


Page 1 of 12 Pages.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 2 of 12 Pages.

CUSIP No. 682071105             SCHEDULE 13D                 Page 3 of 12 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Olivier d'Auriol
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     PF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    734,640
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            734,640
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    7,228,000; including 2,240,000 through Olivier d'Auriol Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA; and 3,308,000, 1,040,000 and 640,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively.

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,962,640; 2,240,000 through Olivier d'Auriol Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA; and 3,308,000, 1,040,000 and 640,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     26.4%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN

--------------------------------------------------------------------------------

CUSIP No. 682071105            SCHEDULE 13D                 Page 4 of 12 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Olivier d'Auriol Asset Management SA
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH            0
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    2,240,000 in its capacity as asset manager for Banque Privee
                    Edmond de Rothschild Luxembourg SA.

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,240,000 in its capacity as asset manager for Banque Privee
      Edmond de Rothschild Luxembourg SA.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.4%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------


*(SEE INSTRUCTIONS)

CUSIP No. 682071105            SCHEDULE 13D                 Page 5 of 12 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lucie d'Auriol
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada and Switzerland
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    7,228,000; 2,240,000 through Olivier d'Auriol Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA; and 3,308,000, 1,040,000 and 640,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively.

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,228,000; 2,240,000 through Olivier d'Auriol Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA; and 3,308,000, 1,040,000 and 640,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------

*(SEE INSTRUCTIONS)

CUSIP No. 682071105             SCHEDULE 13D                 Page 6 of 12 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     La Valliere SA
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    7,228,000; 2,240,000 through Olivier d'Auriol Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA; and 3,308,000, 1,040,000 and 640,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively.

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,228,000; 2,240,000 through Olivier d'Auriol Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA; and 3,308,000, 1,040,000 and 640,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO

--------------------------------------------------------------------------------

CUSIP No. 682071105             SCHEDULE 13D                 Page 7 of 12 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     La Valliere Asset Management SA
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Mauritius
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,988,000; 3,308,000, 1,040,000 and 640,000 through La
                    Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque
                    Internationale a Luxembourg, respectively.

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,988,000; 3,308,000, 1,040,000 and 640,000 through La Valliere Asset
      Management SA as asset manager for Union Bancaire Privee,
      Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.001 per share (the "Common Stock") of BBJ Environmental Technologies, Inc., formerly Omega Development, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 6802 Citicorp Boulevard, Suite 500, Tampa, Florida 33619.

Item 2.  Identity and Background.

         a. The names of the persons filing this statement are Olivier d'Auriol, Lucie d'Auriol, La Valliere SA, a Luxembourg corporation ("La Valliere"), Olivier d'Auriol Asset Management SA, a Swiss corporation ("OAAM") and La Valliere Asset Management SA, a Mauritius corporation ("LVAM") (Olivier d'Auriol, Lucie d'Auriol, La Valliere, OAAM and LVAM are collectively referred to herein as the "Reporting Persons"). The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). Olivier d'Auriol and Lucie d'Auriol each own 50% of the of the outstanding capital stock of La Valliere, and La Valliere owns 100% of the outstanding capital stock of OAAM and 100% of the outstanding capital stock of LVAM.

         OAAM has discretion regarding investment decisions as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA, which beneficially owns 2,240,000 shares of Issuer's Common Stock, 720,000 of which are issuable upon conversion of shares of currently convertible Series A Preferred Stock. LVAM has discretion regarding investment decisions as asset manager for Union Bancaire Privee, which owns 3,308,000 shares of Issuer's Common Stock, Joseph LLC, which owns 1,040,000 shares of Issuer's Common Stock and Dexia Banque Internationale a Luxembourg, which owns 640,000 shares of Issuer's Common Stock. Of the 3,308,000 shares of Common Stock beneficially owned by Union Bancaire Privee, 2,208,000 are issuable upon conversion of shares of currently convertible Series A Preferred Stock.

         The names of the directors of La Valliere are Oliver d'Auriol, Lucie d'Auriol, Stephan Oostvogels and Guy de Muyser. La Valliere has no officers.

         The sole director and officer of OAAM is Oliver d'Auriol.

         The directors of LVAM are Patrice de Speville, Jocelyn de Chasteauneuf and Lina Quennette. The officers of LVAM are Jocelyn de Chasteauneuf and Lina Quennette.

         b. The business address of La Valliere SA and each of its directors is c/o Oostvogels & de Meester, 20, avenue Montery, BP 603, L-2016 Luxembourg.

         The business address of OAAM and it sole director and officer is C-F Ramuz 111, 1009 Pully, Switzerland.

         The business address for LVAM and each of its officers and directors is Suite 345 Barkly Wharf, Le Caudan Waterfront, P.O. Box 1070, Port-Louis, Mauritius.


                               Page 8 of 12 Pages

         c. La Valliere's is a holding company for OAAM and LVAM and has no operations. OAAM and LVAM are corporations whose principal business is asset management for high net worth individuals.

         The present principal occupation of Olivier d'Auriol is as director and sole officer of OAAM, active as an asset manager.

         The principal occupation of Lucie d'Auriol is director of La Valliere.

         The principal occupation of each director of La Valliere is as director of La Valliere.

         The principal occupation of each of the officers and directors of LVAM is as follows:

       Patrice de Speville                  President
       Jocelyn de Chasteauneuf              Chief Executive Officer
       Lina Quinette                        Chief Operating Officer

         d. During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f. La Valliere is organized under the laws of Luxembourg. OAAM is organized under the laws of Switzerland and LVAM is organized under the laws of Mauritius.

         Olivier d'Auriol is a Swiss citizen. Lucie d'Auriol is a citizen of both Canada and Switzerland. Stephan Oostvogels is a citizen of Belgium. Guy de Muyser is a citizen of Luxembourg. Each of directors and officers of LVAM are citizens of Mauritius.

Item 3.  Source and Amount of Funds or Other Consideration.

         Each acquisition of securities by Olivier d'Auriol was out of personal funds.

         In November 2000, Issuer issued to Olivier d'Auriol 70,000 shares of its Common Stock as compensation for services rendered to the Company in connection with a private equity financing transaction.

         In May 2001, Issuer granted to each member of its board of directors, including Mr. d'Auriol, options to acquire up to 40,000 shares of its Common Stock at an exercise price of $1.25 per share.

         In December 2000, Olivier d'Auriol acquired 190,000 shares of Issuer's Common Stock for an aggregate purchase price of $142,500. The subscription agreement provided that the Issuer would have to issue additional shares of its Common Stock to Mr. d'Auriol if it did not achieve certain financial

                               Page 9 of 12 Pages
targets. Issuer did not achieve the targets and in November 2001, pursuant to the terms of the subscription agreement, issued an additional 190,000 shares of its Common Stock to Mr. d'Auriol.

         In August 2002, Mr. d'Auriol acquired 220,000 shares of Issuer's Common Stock and options to acquire up to 24,640 shares of Issuer's Common Stock for an aggregate purchase price of $30,800. The options are exercisable to acquire shares of Issuer's Common Stock at a price per share of $.30.

         Each acquisition of securities over which a Reporting Person has investment power was made with client funds.

Item 4.  Purpose of Transaction.

         The Reporting Persons have acquired the Common Stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Common Stock that such Reporting Person now owns or may hereafter acquire. Accordingly, the Reporting Persons should not be considered passive investors.

         None of the Reporting Persons currently has any plans or proposals, though each Reporting Person reserves the right, to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Olivier d'Auriol directly holds 670,000 shares of Common Stock and options exercisable to acquire up to 64,640 shares of Common Stock.

         Olivier d'Auriol, Lucie d'Auriol and La Valliere have investment power with respect to 7,228,000 shares of Issuer's Common Stock (2,240,000 through OAAM as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA; and 3,308,000, 1,040,000 and 640,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively).

                               Page 10 of 12 Pages

         LVAM has investment power with respect to 4,988,000 shares of Issuer's Common Stock (3,308,000, 1,040,000 and 640,000 shares of Issuer's Common Stock as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively).

         OAAM has investment power with respect to 2,240,000 shares of Issuer's Common Stock as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA.

         As described above in Item 2.a. certain of the shares of Common Stock that are beneficially owned by Banque Privee Edmond de Rothschild Luxembourg SA and Union Bancaire Privee represent shares that are issuable upon conversion of shares of currently convertible Series A Preferred Stock.

         Item 3 above contains information regarding specific transactions by the Reporting Persons.

                               Page 11 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and, to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated: September 16, 2002


                                         /s/ Olivier d'Auriol
                                         ---------------------------------------
                                         Olivier d'Auriol

                                         /s/ Lucie d'Auriol
                                         ---------------------------------------
                                         Lucie d'Auriol

                                         LA VALLIERE SA

                                         By:      /s/ Olivier d'Auriol
                                            ------------------------------------
                                         Name: Olivier d'Auriol
                                         Title: President

                                         OLIVIER D'AURIOL ASSET MANAGEMENT SA

                                         By:      /s/ Olivier d'Auriol
                                            ------------------------------------
                                         Name: Olivier d'Auriol
                                         Title: President

                                         LA VALLIERE ASSET MANAGEMENT SA

                                         By:      /s/ Jocelyn de Chasteauneuf
                                            ------------------------------------
                                         Name: Jocelyn de Chasteauneuf
                                         Title: Chief Executive Officer


                               Page 12 of 12 Pages